Exhibit 99.1

Unit 100 – 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 272-4118
Facsimile: (604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2010 Third Quarter Results

RICHMOND, BRITISH COLUMBIA – November 26, 2010 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), one of the world’s largest suppliers of North American ginseng, today announced third quarter 2010 net earnings of $255,000, or $0.01 per basic share, compared to a net loss of $136,000, or less than $0.01 per basic share, in the same period last year.

Revenue increased to $2.9 million in the third quarter of 2010 from $1.3 million in the prior year period. The Company has a gross profit of 12% of sales revenue in the 2010 third quarter compared to a gross loss of 7% in the same period last year.

“We sold 67% of our 2009 harvest root by September 30, 2010 with the entire remaining root committed to customers,” said Derek Zen, Chairman of the Company, “Chai-Na-Ta’s average selling price decreased to $8.60 per pound in the first nine months of 2010 from $8.80 per pound in 2009.

“We are now actively harvesting our 2010 crops and we have already sold a portion of this root at a price higher than the previous year’s harvest,” said Mr. Zen.

“While 2010 will remain challenging, we are on track with our efforts to reduce operating and overhead costs,” added Mr. Zen, “Selling, general and administrative expenses fell to $602,000 in the first nine months of 2010, a decrease of 14% from the same period last year.”

In the nine months ended September 30, 2010, revenue decreased to $5.7 million from $6.0 million in the first nine months of 2009. Net loss in the first nine months of 2010 was $45,000 or less than $0.01 per basic share, compared to net earnings of $654,000 or $0.02 per basic share in the same period last year.

The working capital position as at September 30, 2010 was a surplus of $6.1 million compared to a surplus of $8.9 million at December 31, 2009.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is one of the world’s largest suppliers of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Financial Statements, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Executive Officer/Corporate Secretary
(604) 272-4118 or (Toll Free) 1-800-406-7668
(604) 272-4113 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com